EXHIBIT 99.1

Crucell Presents Update on In-house Product Development Programs at Analyst Meeting

LEIDEN, The Netherlands, Nov. 21, 2003 (PRIMEZONE) -- Crucell N.V. (Euronext: CRXL) (Nasdaq:CRXL) presents a comprehensive update on the company's in-house product development programs today during its on-site Analyst Meeting. Presentations by Crucell's management team highlight Crucell's commitment to the execution of the company's four key vaccine programs against influenza, Ebola, West Nile virus and malaria infection.Crucell's influenza epidemic vaccine program has been expanded to include a pandemic vaccine. The company expects to file INDs for both the pandemic and epidemic vaccines in 2005.

Crucell's recombinant Ebola vaccine is currently in pre-clinical development, with results expected during the first half of 2004. If the outcome is favorable, Crucell expects to file an IND in 2004.

Crucell is developing a human West Nile vaccine in-house and a veterinary vaccine in collaboration with Kimron Institute in Israel. Both vaccines are based on an inactivated whole virus technology, which has a proven record of efficacy and safety, and use Crucell's unique PER.C6(TM) technology. For the human vaccine, the company expects to complete pre-clinical studies in geese and monkeys by the end of 2004. Pending the outcome of these studies, the human vaccine should enter Phase I clinical development in 2005. Crucell and Kimron Veterinary Institute anticipate approval of the veterinary vaccine early 2004.

Crucell's malaria vaccine concept, based on the collaboration with GlaxoSmithKline Biologicals and Walter Reed Army Institute of Research, showed promising results in the mouse malaria model. Further results in monkeys demonstrating the potency of the AdVac(TM)-based human malaria vaccine, are expected in the first half of 2004.

Crucell expressed confidence in the competitive position of their vaccine programs based on the specific development approaches and novel technologies that they have selected. The company announced completion of key development facilities and the opening of a liaison office in the U.S. to support the execution of its development plans.

Crucell's current cash reserves are over Euro 90 million. Management expects that its currently available cash, combined with on-going revenues received from technology licensing contracts and government grants, will be adequate to fund the company's development programs until it reaches break-even.

The Analyst Meeting can be viewed via live video webcast at 1.00pm CET on Crucell's website at www.crucell.com. The video webcast will be archived and available for replay following the event.

About Crucell

Crucell N.V. is a biotechnology company dedicated to developing products that prevent and treat infectious diseases. Crucell leverages its unique PER.C6(TM) production technology to develop a broad range of vaccines and antibodies. The company's development activities include collaborations with the U.S. National Institutes of Health, the U.S. Army, GlaxoSmithKline (GSK), Harvard Medical School and New York University. In addition, Crucell licenses its PER.C6(TM) production technology to the biopharmaceutical industry independently and through partnerships with contract manufacturing organizations such as DSM Biologicals. Licensees include Merck & Co. Inc., for its HIV vaccine, GSK, Centocor/J&J and Aventis. Crucell is headquartered in Leiden, The Netherlands, and currently employs 180 people. Crucell is listed on Euronext and NASDAQ stock exchanges (ticker symbol CRXL). For more information visit www.crucell.com.

This press release contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For information relating to these factors please refer to our Form 20-F, as filed with the U.S. Securities and Exchange Commission on April 18, 2003, and the section entitled "Risk Factors". The company prepares its financial statements under generally accepted accounting principles in the United States (US GAAP).

For the PDF file of the press release, please click on the following link: http://hugin.info/132631/R/925876/126111.pdf

CONTACT: Crucell N.V.
         Louise Dolfing
         Manager Corporate Communications
         Tel +31-(0) 71-524 8863
         l.dolfing@crucell.com